Exhibit (c)(1)

July 31, 2022

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

Attn: The Special Committee of the Board of Directors

Dear Members of the Special Committee:

We understand that Stealth BioTherapeutics Corp (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among the Company, Stealth Parent Limited (“Parent”) and Stealth Merger Sub Limited, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, (i) the Company will merge with Merger Sub (the “Merger”), (ii) each outstanding ordinary share, of a nominal or par value of $0.0003 each (“Share”), of the Company will be converted into the right to receive $0.03125 in cash (the “Per Share Merger Consideration”) and each outstanding American Depositary Share (“ADS”), representing twelve Shares, will be converted into the right to receive $0.375 in cash (the “Per ADS Merger Consideration”) (less up to $0.05 per ADS cancellation fees) and (iii) the Company will become a wholly owned subsidiary of Parent.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the holders of Shares and the holders of ADSs, respectively, other than Parent, Merger Sub and their respective affiliates, in the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed an execution version, dated July 31, 2022, of the Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including (a) for illustrative purposes, financial projections prepared by Company management relating to the Company’s future financial performance, as adjusted by probabilities of success provided by Company management for each of the Company’s applicable indications and assuming the

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Company would have sufficient capital to operate on a standalone basis in accordance with the Company business plan underlying such projections (the “Probability-Adjusted Projections”) and (b) a liquidation analysis prepared by Company management (the “Liquidation Analysis”);

4.

spoken with certain members of Company management and certain of the Company’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Merger and related matters, including, without limitation, such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Merger;

5.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

6.

reviewed a certificate addressed to us from senior Company management which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, Company management has advised us, and we have assumed, that (i) the Probability-Adjusted Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, assuming the Company would have sufficient capital to operate on a standalone basis in accordance with the Company business plan underlying such projections, and (ii) the Liquidation Analysis has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future results of any liquidation of the Company. We express no opinion with respect to the Probability-Adjusted Projections, the Liquidation Analysis or the respective assumptions on which they are based. We also have relied upon, without independent verification, the assessments of the Company management as to the Company’s existing and future technology, products, services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would adversely affect our analyses or this Opinion.

The Company has advised us, and at your direction we have relied upon and assumed, that (i) the independent auditors of the Company’s audited financial statements raised substantial doubt in the fiscal year 2021 audit about the ability of the Company to continue as a going concern, (ii) the Company has experienced significant recurring losses from operations since inception and expects continuing operating losses for the foreseeable future, (iii) the Company’s Venture Loan and Security Agreement with Horizon Technology Finance (the “Horizon Loan Agreement”) includes a minimum cash balance requirement, which the Company expects it will violate in the second half of fiscal year 2022, unless it is able to obtain

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additional financing, (iv) The Nasdaq Stock Market LLC (“Nasdaq”) has notified the Company that, based upon the Company’s continued non-compliance with certain listed securities requirements, the Company’s securities would be delisted from Nasdaq, if the Company did not regain compliance with such requirements, (v) the Company has been unable to comply with such requirements, but has requested a hearing before the Nasdaq Hearings Panel, which has temporarily stayed any further action by Nasdaq to delist the Company’s securities, (vi) without either raising additional capital, which the Company has been, and expects it will be, unable to raise on terms acceptable to the Company, or converting current liabilities into equity, which the Company has been, and expects it will be, unable to negotiate on terms acceptable to the Company, the Company does not expect to be able to regain compliance with Nasdaq’s securities listing requirements, and following the expected termination or expiration of the stay, the Company’s securities will be delisted, (vii) the delisting of the Company’s securities may constitute a default under the Horizon Technology Agreement; (viii) the Company’s inability to fund its programs in accordance with the Company’s Development Funding Agreement (the “Development Funding Agreement”) with Morningside Venture (I) Investments Limited, an affiliate of Parent (“Morningside”), could give rise to a termination of the Development Funding Agreement; (ix) even in the absence of a default under the Horizon Technology Agreement or a termination of the Development Funding Agreement, (a) given the Company’s current cash position and anticipated cash needs for continuing operating activities, the Company anticipates that it will exhaust its remaining cash resources sometime during the fourth quarter of fiscal year 2022, and (b) the Company expects it will not be able to obtain equity or debt financing sufficient for the continuing operations of the Company on terms acceptable to the Company prior to the date that it will exhaust its remaining cash resources, and (x) absent the proposed Merger, the Company believes that it would have no alternative other than to liquidate and that upon any such liquidation of the Company, if the holders of Shares or ADSs received any recovery, such recovery would be materially less on a per-Share basis, or on a per-ADS basis, than the Per Share Merger Consideration, or the Per ADS Merger Consideration, respectively, to be received by such holders, other than Parent, Merger Sub and their respective affiliates, in the Merger pursuant to the Agreement.

We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. The Company has advised us, and we have at your direction relied upon and assumed, that (i) the Probability-Adjusted Projections, which were prepared by Company management assuming the Company would be able to obtain financing in an amount sufficient to fund the Company’s operations, are illustrative only, due to the Company’s current financial condition and prospects, and (ii) we should use and rely only upon the Liquidation Analysis for purposes of our analyses or this Opinion. In addition, because of the Company’s current financial condition and prospects, we did not rely upon a review of companies with publicly traded equity securities or a review of the publicly available financial terms of business combination transactions, as those analyses were not deemed relevant.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the

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Merger will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Merger that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We were, however, provided a copy of the Liquidation Analysis, and we have relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained therein accurately reflect the outcome in the event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in said analysis are not accurate, the conclusions set forth in this Opinion could be materially affected. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Merger, or (b) advise the Committee, the Board or any other party with respect to alternatives to the Merger. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Merger, and this Opinion does not purport to address potential developments in any such markets. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which Shares or ADSs may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Morningside or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

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Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Morningside or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Morningside (collectively, with Morningside, the “Morningside Group”), other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Morningside, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Morningside Group, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, Morningside members of the Morningside Group, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Merger and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Merger. In addition, we will receive a fee for rendering this Opinion, no portion of which is contingent upon the successful completion of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Per Share Merger Consideration and the Per ADS Merger Consideration, in each case to the extent expressly specified herein), including, without limitation, any fee payable on cancellation of the ADSs, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Per Share Merger Consideration, the Per ADS Merger Consideration or otherwise. We are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is

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assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Merger or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the holders of Shares and the holders of ADSs, respectively, other than Parent, Merger Sub and their respective affiliates, in the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.